SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2003

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	July 7, 2003
Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso’s operating profit lower in second quarter than first quarter 2003

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso expects to report that its second quarter 2003 operating profit was about half the level achieved in the first quarter when it announces its second quarter results on 24 July 2003. However, due to decreased financial costs mainly related to valuation of financial instruments, earnings per share are expected to be about one third lower for the second quarter of 2003 than the first quarter.

The decrease in operating profit is due mainly to:

•	the combined effects of weak economic conditions in Europe and therefore an increase in lower-profit-margin overseas exports from the Company’s European mills, direct and indirect effects of the fall in the value of the US dollar and continuing overcapacity in some paper grades;

•	the weaker financial performance of the Company’s North American operations due to higher energy costs, lower production volumes and only limited success in increasing product prices from already low levels; and

•	costs associated with the annual Midsummer holiday shutdowns at the Company’s Nordic mills, especially in Finland.

Further comments on the Company’s performance and outlook will be provided when the second quarter financial results are released on 24 July 2003 at 13.00 Finnish time (11.00 UK time).

For further information, please contact:

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.storaenso.com

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.8 billion in 2002. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of paper and board annual production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: July 8, 2003